Exhibit 99.1
31 JULY 2003




                           TELEWEST COMMUNICATIONS PLC
                               INTERIM REPORT 2003


FINANCIAL SUMMARY

-----------------------------------------------------------------------------------
                                      HALF-YEAR           HALF-YEAR
                                           2003                2002      % CHANGE
                                       (POUND)M            (POUND)M
TOTAL TURNOVER *                            674                 674             -

EBITDA **                                   220                 184        UP 20%

EBITDA MARGIN **                            33%                 27%     UP 6% PTS

TOTAL OPERATING LOSS                       (41)               (119)      DOWN 66%

NET LOSS                                  (208)               (239)      DOWN 13%

CAPEX                                       104                 241      DOWN 57%

FREE CASH FLOW ***                           31               (248)   UP(POUND)279M
-----------------------------------------------------------------------------------


* includes Telewest's proportionate share of UKTV.

** includes Telewest's proportionate share of UKTV and in 2003 is before exceptional items of(pound)7m.

*** net cash inflow/(outflow) before use of liquid resources and financing.


HIGHLIGHTS

-    POSITIVE FREE CASH FLOW FOR THIRD QUARTER IN A ROW
-    RECORD EBITDA AND MARGIN
-    RECORD ARPU OF(POUND)43.61 FOR THE QUARTER
-    BROADBAND LEADERSHIP REINFORCED WITH LAUNCH OF 2MB SERVICE
-    RESTRUCTURING DISCUSSIONS PROGRESS

COMMENTING ON THE RESULTS, CHARLES BURDICK, MANAGING DIRECTOR OF TELEWEST COMMUNICATIONS, SAID:

"Through our focus on cost control, customer service and targeted marketing, we have delivered another set of solid results and positive free cash flow for the third quarter in a row.

"The heavy investment on our network is behind us and we are now benefiting from our advanced infrastructure quality requiring lower capital expenditure. We are also continuing to improve the quality of our customer base, increase the number of our `triple play' customers and introduce targeted new offers and services, all of which are driving average customer revenue and reducing churn.

"We expect to build on this in the second half, and July shows our initiatives starting again to grow sales. The launch of UK cable's first 2Mb broadband service is reinforcing our leadership position and soon we will also be launching a wireless self-installation broadband option for existing digital customers.

"We continue to progress our restructuring. We are working on revised term sheets reflecting new economics of 98.5% equity for bondholders and 1.5% of the equity for existing holders. We will update everyone as soon as it is possible. In the meantime, we are focused on running the business as the results indicate."

ENQUIRIES TO      TELEWEST COMMUNICATIONS PLC
                  Charles Burdick             Managing director                          020 7299 5000
                  Jane Hardman                Director of corporate communications       020 7299 5888
                  Richard Williams            Head of investor relations                 020 7299 5479

                  And at
                  CITIGATE DEWE ROGERSON                                                 020 7638 9571

                  Anthony Carlisle                                                       07973 611888
                  Sue Pemberton                                                          07779 572711


FINANCIAL REVIEW

Except where stated otherwise, all profit and loss items are before exceptional items, and all comparisons compare the first six months of 2003 to the first six months of 2002. The Group has incurred (pound)7 million of exceptional legal and professional costs in respect of the Financial Restructuring during the six months ended 30 June 2003.

Total turnover (including our share of UKTV, our joint venture with the BBC) for the six months is (pound)674 million, flat year-on-year. Business Division and Content Division revenues grew 5% and 2% respectively. Growth in broadband saw internet and other revenues rise 62%. Overall Consumer Division revenues fell 2% with lower CATV and residential telephony revenues and the closure of Cable Guide, our TV listings magazine, in the fourth quarter of 2002, which contributed (pound)3 million of revenues in the first half of 2002.

Gross margin rose from 67% to 69% for the half-year with improvements in telephony margins and the growing number of high margin broadband subscribers. Telephony margins improved from 70% to 73% with selected price increases, growth in the number of flat rate customers and improved routing of telephony traffic.

Our focus on cost control continues with selling, general and administrative expenses ("SG&A") for the half year of (pound)235 million, down 8%. In the six months, headcount was reduced by a further 300 and now stands at 8,900 compared to 10,200 a year ago. We continue to rationalise our property portfolio, reducing the number of occupied properties from 230 to 190. As part of this rationalisation, we recently moved out of our original head office building in Woking.

EBITDA grew 20% to (pound)220 million for the first six months of 2003 as a result of the continuing improvements in gross margin and cost control. This includes our (pound)12 million share of UKTV's EBITDA. EBITDA margin for the first half of 2003 was a record 33%, up from 27% in the first half of 2002. EBITDA margin for the Cable Division in the quarter was 36% up from 34% in the previous quarter.

Excluding (pound)6 million from UKTV, EBITDA for the second quarter was (pound)108 million, up 8% on the previous quarter.

Net loss for the six months decreased by 16% to (pound)201 million after (pound)69 million of foreign exchange gains mostly on dollar-denominated debt. The net loss for the quarter was (pound)17 million.

Capital expenditure in the first six months was reduced 57% to (pound)104 million, which represents 16% of Group turnover, due to reduced network spend and the lower levels of customer acquisition. Capital expenditure will be higher in the second half of the year as we plan to return to customer growth, upgrade our IP capacity and enhance our IT infrastructure.

In the first half, EBITDA (including UKTV) exceeded capital expenditure by (pound)116 million compared to a shortfall of (pound)57 million in the first half of 2002.

The Group has generated positive free cash flow of (pound)24 million in the second quarter. This is the third quarter in a row that the Group has generated positive free cash flow as we continue to grow EBITDA, significantly reduce capital expenditure and defer payment of bond interest in advance of our proposed Financial Restructuring. The phasing of capital expenditure and fluctuations in working capital will impact short term cash flow generation.

As at 30 June 2003, net debt was (pound)5,214 million. This comprised (pound)3,408 million of notes and debentures (which are expected to be exchanged for equity as part of the Financial Restructuring), (pound)203 million of lease financing, (pound)8 million of other loans and (pound)2,000 million drawn down on our bank facility, offset by cash balances and term deposits of (pound)405 million. In addition, unpaid and accrued interest on the notes and debentures subject to the Financial Restructuring was (pound)242 million.

GOING CONCERN

This interim financial information has been prepared on a going concern basis and does not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a Financial Restructuring of its balance sheet as the Directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of this interim financial information. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

FINANCIAL RESTRUCTURING


The Company continues to engage in negotiations with its bondholders, senior lenders and certain other major stakeholders and it believes that a final agreement will be achieved in due course. On 9 June 2003, the Company announced that it had been notified by the ad hoc committee of its bondholders (the "Bondholder Committee") that, in order to obtain the support of certain of the Company's bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to its balance sheet restructuring (the "Financial Restructuring") with the Bondholder Committee as announced on 30 September 2002. On 17 June 2003, representatives of the Bondholder Committee provided the Company with a new proposal for the terms of the Financial Restructuring. On 28 July 2003, the Company announced that it expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.


BUSINESS REVIEW

CONSUMER DIVISION

Consumer Division revenues fell 2% to (pound)450 million with declines in CATV and telephony revenues largely offset by growth in internet and other revenues. Revenues were also impacted by the closure of Cable Guide in the fourth quarter of 2002, which contributed (pound)3 million of revenues in the first half of 2002.

Household ARPU for the first half was (pound)42.72, up by 2% on the previous year. Household ARPU for the second quarter was a record (pound)43.61, up 4% on the previous quarter reflecting price rises and increasing `triple play' penetration. Household ARPU remains the highest of any European cable company.

During the second quarter the number of household customers fell by 24,000. Customer numbers were affected by price rises, particularly in analogue television where we have moved customers on non-standard packages to standard priced packages, and also by the disconnection of 7,000 `zero pay' analogue TV only customers following a database clean-up exercise. Growth has been affected by lower sales due to our tighter credit control measures, which enable us to focus on more cash generative customers. These measures have led to decreased household churn, which continues to improve and now stands at 16.1%.

Churn has also benefited from improved customer service processes enabling more efficient and responsive handling of customer calls. The percentage of calls answered within 30 seconds, one of our key indicators, has improved significantly to 85%. The improvements we have made in customer services have recently been recognised with Telewest Broadband winning a Customer Focus Award in the regional heats of this year's high profile National Business Awards. The award recognises Telewest Broadband's continued commitment to providing outstanding service to its customers at all times across all of its franchise areas.

Our focus on more cash generative customers continues to improve the profile of our customer base as:

-    ARPU for the second quarter of 2003 increased to a record(pound)43.61

-    `Triple play' customers grew by 21,000 in the second quarter to 228,000

- `Triple play' now accounts for 13% of our customer base compared to just 7% a year ago

-    25% of our telephony base now take higher ARPU flat rate telephony products

-    73% of our TV base now take higher ARPU digital TV

-    Household churn has fallen to 16.1% from 17.6% in the previous quarter

We plan a return to modest customer growth in the second half of the year as we exploit the value of our bundled products through new product propositions and increase spend on advertising and marketing promotions. The success of our initiatives has already been reflected in July's sales figures which are substantially higher than the average monthly sales achieved in the first half. Continued operational improvement is expected to result in further sales efficiency, sustained churn improvement and a return to profitable customer growth.

(I)  BROADBAND

Growth in broadband subscribers saw internet and other revenues increase by 62% to (pound)55 million.

Net broadband additions in the second quarter were 30,000. At the quarter end, we had 329,000 broadband subscribers, a growth of 10% since March 2003. As a result of enhanced advertising and promotional activity, subscriber growth has improved since the quarter end and as at 30 July 2003, we had 341,000 broadband subscribers of which 30,000 subscribed to our 1Mb service and 5,000 to our 2Mb service which we launched in May 2003. Telewest remains the clear market leader within our addressable areas with an approximate 70% market share, reflecting our continued success in broadband. Just over 69% of our broadband customers subscribe to the full `triple play' and 93% to one other product.

Broadband ARPU for the second quarter of (pound)22.95 rose by 2% on the first quarter as a result of the launch of the higher priced 2Mb service. Broadband remains our product with the lowest churn level at 13.1%.


(II) RESIDENTIAL TELEPHONY

Residential telephony revenues of (pound)237 million were down 6% due to the lower customer numbers The number of telephony subscribers fell 13,000 in the second quarter as price rises affected the acquisition of new customers and because of increased competitive pressure. Subscribers to our flat rate `Talk' services continued to increase with 16,000 net additions in the quarter. At 30 June 2003, we had 397,000 `Talk' subscribers being 25% of our residential telephony base.

ARPU per subscriber for the second quarter grew by 3% to (pound)24.68 following the price rises, whilst telephony churn fell to a record low of 15.7%, despite the price rises.

On 8 July 2003, we sold our Indirect Access ("IDA") telephony business for approximately (pound)2 million. We had acquired this business as part of its acquisition of Eurobell in November 2000. IDA revenues were (pound)9 million in 2002 and (pound)4 million in the first half of 2003.
(IDA customers have never been included in our reported customer numbers)

We welcome the High Court Judgment delivered on 27 June 2003 against those mobile operators who had appealed decisions of Oftel and the Competition Commission in the area of mobile call termination/interconnect rates. Following this judgment and the initial mobile interconnect rate cuts of 25 July, we are considering retail price changes for calls from our network to mobiles with the intent of passing the benefits to our consumers whilst stimulating call usage.

(III) CATV

CATV revenues of (pound)158 million were down 9% largely as a result of the reduction in subscribers.

The number of CATV subscribers fell 23,000 in the second quarter following price rises, particularly in analogue television where we have moved customers from non-standard packages to standard priced packages, and also by the disconnection of 7,000 `zero pay' analogue TV only customers following a database clean-up exercise. CATV ARPU has risen to (pound)20.97 for the second quarter from (pound)20.50 in the first quarter.

As stated above, we plan a return to modest subscriber growth in the second half of the year. We continue to improve value for our subscribers by adding new channels to all our digital TV packages with five new basic channels added in July 2003 in addition to the ten basic channels and nine Sky multiplex movie channels added in the first quarter. We have also launched a new digital TV package offering five of the best Asian TV channels combined with our low-rate international phone service, `Talk International'.


BUSINESS DIVISION

The Business Division's revenues grew 5% to (pound)137 million for the six months ended 30 June 2003.

Telewest Business' growing success in Corporate and Public Sector markets continues, with a number of significant sales across its entire product set of voice, data and internet services. Major contracts have been won with both new and existing customers across the UK including Lloyd's of London, the Savoy Group and the Labour Party.

In May 2003, Telewest Business received further recognition of its high levels of service expertise as it was named as one of six companies endorsed by the Office of Government Commerce to provide broadband services to the public sector. The Broadband Solutions Framework Agreement will enable public sector organisations to buy value-for-money broadband services quickly and efficiently, and provides an excellent opportunity for Telewest Business to increase its market share in providing services to this important market.

Telewest Business continues to deliver its IPVPN (Internet Protocol Virtual Private Network) service to public and private sector customers. One such contract has been signed with Lloyd's of London, in support of their initiative to deliver voice, data and internet communications for disaster recovery. Our IPVPN product has also been announced as the winner of this year's 'Network Project of the Year' category at the Networking Industry Awards.

Carrier Services revenues within the Business Division were (pound)23 million, compared to (pound)20 million for the same period a year ago after reductions in the previous two years. Carrier Services offer our national network to other carriers and operators (such as T-Mobile) for voice and data communications.

CONTENT DIVISION

Content Division revenues totalled (pound)87 million for the six months, including (pound)34 million from our 50% share of UKTV revenue. Revenues were up 2% on the same period in 2002 as strong growth in advertising offset the disposal of non-core businesses and the closure of ITV Digital.

Advertising revenues of (pound)40 million (including our 50% share of UKTV) for the six months were up 14% in a flat overall market. The Content Division grew its market share with a 3.8% share of the TV advertising market in the UK, up from 3.4% in the corresponding period in 2002.

Subscription revenues of (pound)35 million (including our 50% share of UKTV) for the six months were up 2% due to UK pay-TV growth.

CORPORATE

On 28 May 2003, Telewest was informed that Microsoft had sold its entire 23.6% beneficial shareholding in Telewest to a subsidiary of IDT Corporation.





NOTES:


1. Non-statutory information provided in this document is defined as follows:

o EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

o Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.


2. The following is included in connection with legislation in the United States, the Safe Harbor Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 30 June 2003.

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED

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CONSUMER DIVISION
                                                                   NET ADDITIONS          Net additions
                                                                         Q2 2003                Q2 2002
--------------------------------------------------------------------------------------------------------
Household customers                                                     (23,854)               (13,052)
Blueyonder broadband internet subscribers                                 30,115                 51,494
Telephony subscribers                                                   (13,248)                (9,510)
Telephone lines                                                         (20,675)               (26,441)
Cable television subscribers                                            (23,034)               (25,117)
--------------------------------------------------------------------------------------------------------
                                                                   AS AT 30 JUNE          As at 30 June
                                                                            2003                   2002
--------------------------------------------------------------------------------------------------------
Homes passed                                                           4,894,069              4,913,473
Homes passed and marketed                                              4,686,974              4,699,336
Dual or triple service subscribers (1)                                 1,220,545              1,236,853
Cable television only subscribers                                         99,226                127,052
Residential telephony only subscribers                                   378,169                395,604
Internet only subscribers                                                 21,928                 10,928
Total residential subscribers                                          1,719,868              1,770,437
Household penetration                                                      36.7%                  37.7%
Percentage of triple service subscribers (1)                               13.2%                   7.3%
Percentage of dual or triple service subscribers (1)                       71.0%                  69.9%
Average household churn (2)                                                16.1%                    N/A
Average monthly revenue per subscriber (3)                          (POUND)42.72           (pound)41.72
--------------------------------------------------------------------------------------------------------
BLUEYONDER INTERNET SUBSCRIBERS
Blueyonder broadband                                                     329,336                177,394
Blueyonder SurfUnlimited                                                 193,406                192,902
Blueyonder pay-as-you-go                                                  64,958                113,306
Total internet subscribers                                               587,700                483,602
--------------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
Average subscriber churn rate (4)                                          13.1%                   9.5%
Average monthly revenue per subscriber (5)                          (POUND)22.76           (pound)26.46
--------------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY
Residential telephony subscribers                                      1,588,358              1,626,005
Talk Unlimited subscribers                                               397,485                300,325
Residential telephony penetration (6)                                      33.9%                  34.6%
Residential telephone lines                                            1,675,808              1,745,825
Second line penetration                                                     5.5%                   7.4%
Average subscriber churn rate (7)                                          15.7%                  16.8%
Average monthly revenue per line (8)                                (POUND)22.92           (pound)23.17
Average monthly revenue per subscriber (9)                          (POUND)24.28           (pound)25.09
--------------------------------------------------------------------------------------------------------
CABLE TELEVISION
Cable television subscribers                                           1,250,511              1,333,083
Digital television subscribers                                           911,191                818,780
Penetration  (10)                                                          26.7%                  28.4%
Average subscriber churn rate (11)                                         20.5%                  20.7%
Average monthly revenue per subscriber (12)                         (POUND)20.73           (pound)21.15
--------------------------------------------------------------------------------------------------------


                                       7

TELEWEST COMMUNICATIONS PLC
OPERATING STATISTICS - UNAUDITED (CONTINUED)

--------------------------------------------------------------------------------------------------------
                                                                    AS AT 30 JUNE        As at 30 June
                                                                             2003                 2002
--------------------------------------------------------------------------------------------------------
BUSINESS DIVISION
Business customer accounts                                                 70,782               74,290
Business telephony lines                                                  462,883              459,698
Average business lines per customer account (13)                              6.5                  6.2
Average annualised monthly revenue per business line (14)            (POUND)40.89         (pound)41.99
Annualised revenue per customer account (15)                         (POUND)3,144         (pound)3,101
--------------------------------------------------------------------------------------------------------
CONTENT DIVISION
Pay multichannel subscribers                                            9,975,732            9,459,230
Flextech share of basic viewing (16)                                        18.8%                20.7%
Share of total TV advertising revenues (17)                                  3.8%                 3.4%

--------------------------------------------------------------------------------------------------------



      (1) Dual or triple service subscribers are those subscribers who take at least two or all three of our cable television, residential telephony and broadband internet services.
      (2) Average household churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during such period, divided by (ii) the average number of residential subscribers in such period.
      (3) Average monthly revenue per subscriber (often referred to as "ARPU" or "Average Revenue per User") represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
      (4) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (5) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.
      (6) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.
      (7) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (8) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.
      (9) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.
      (10)        Cable television penetration at a specified date represents
                  (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.
      (11) Average cable television subscriber churn rate for the period is calculated on a rolling 12-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.
      (12) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.
      (13) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.
      (14) Average annualised monthly revenue per business line represents (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business lines in such period.
      (15)        Average annualised revenue per customer account represents
                  (i) the average monthly business services revenue for the 12 months to date, divided by (ii) the average number of business services customers in such period, multiplied by 12 months.
      (16)        Basic viewing over 24 hours in pay-TV homes.
      (17) Includes Flextech's wholly owned channels and UKTV's advertising revenues.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
FOR THE SIX MONTHS ENDED 30 JUNE

-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
                                                                     30 JUNE        30 JUNE      30 JUNE      30 JUNE      31 DEC
                                                                        2003           2003         2003         2002        2002
                                                                      BEFORE    EXCEPTIONAL        TOTAL        TOTAL       TOTAL
                                                                 EXCEPTIONAL          ITEMS                               AUDITED
                                                                       ITEMS       (NOTE 7)
                                                                    (POUND)M       (POUND)M     (POUND)M     (POUND)M    (POUND)M
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
TURNOVER
Consumer Division:
Cable television                                                         158              -          158          173         336
Telephony                                                                237              -          237          251         495
Internet and other                                                        55              -           55           34          63
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
                                                                         450              -          450          458         894
Business Division                                                        137              -          137          131         267
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
TOTAL CABLE DIVISION                                                     587              -          587          589       1,161
CONTENT DIVISION
Programming, transactional and interactive revenues                       53              -           53           52         106
Share of joint ventures' turnover (UKTV)                                  34              -           34           33          64
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
TOTAL CONTENT DIVISION                                                    87              -           87           85         170
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
TOTAL TURNOVER                                                           674              -          674          674       1,331
Less: share of joint ventures' turnover                                 (34)              -         (34)         (33)        (64)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
GROUP TURNOVER (note 1)                                                  640              -          640          641       1,267
TOTAL OPERATING COSTS (note 2)                                         (682)            (7)        (689)        (767)     (3,119)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
GROUP OPERATING LOSS (note 1)                                           (42)            (7)         (49)        (126)     (1,852)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
Group Turnover                                                           640              -          640          641       1,267
Operating expenses before depreciation and amortisation                (432)            (7)        (439)        (465)       (937)
                                                               -------------- -------------- ------------ ------------ -----------
EBITDA (note1)                                                           208            (7)          201          176         330
Depreciation and amortisation (note 2)                                 (250)              -        (250)        (302)     (2,182)
                                                               -------------- -------------- ------------ ------------ -----------
Group operating loss                                                    (42)            (7)         (49)        (126)     (1,852)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
SHARE OF OPERATING PROFITS OF JOINT VENTURES                              10              -           10            6          10
SHARE OF OPERATING (LOSSES)/PROFITS OF ASSOCIATED UNDERTAKINGS           (2)              -          (2)            1         (1)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
TOTAL OPERATING LOSS                                                    (34)            (7)         (41)        (119)     (1,843)
(LOSS)/GAIN ON DISPOSAL OF INVESTMENTS                                   (1)              -          (1)           33          36
INTEREST RECEIVABLE AND SIMILAR INCOME (note 3)                           81              -           81          194         309
AMOUNTS WRITTEN OFF INVESTMENTS                                            -              -            -            -       (117)
INTEREST PAYABLE AND SIMILAR CHARGES (note 4)                          (245)              -        (245)        (347)       (603)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION                            (199)            (7)        (206)        (239)     (2,218)
TAX ON LOSS ON ORDINARY ACTIVITIES                                       (2)              -          (2)            -         (1)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
LOSS ON ORDINARY ACTIVITIES AFTER TAXATION                             (201)            (7)        (208)        (239)     (2,219)
MINORITY INTERESTS                                                         -              -            -            -           1
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
LOSS FOR THE FINANCIAL PERIOD                                          (201)            (7)        (208)        (239)     (2,218)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)                      (7.0)          (0.2)        (7.2)        (8.3)      (77.2)
-------------------------------------------------------------- -------------- -------------- ------------ ------------ -----------



The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 9 to 13, has been prepared on a going concern basis, applying the accounting policies set out in Telewest's 2002 Annual Financial Statements; the appropriateness of the going concern basis is discussed further on page 3. The audited consolidated financial information set out pages 9 to 13, does not constitute the Company's statutory accounts for the year ended 31 December 2002 but is derived from those accounts. Statutory accounts for 2002 were delivered to the Registrar of Companies following the Company's Annual General Meeting on 12 June 2003. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE

---------------------------------------------------------------------------------------------------------------------------------
                                                                          30 JUNE                30 JUNE                 31 DEC
                                                                             2003                   2002                   2002
                                                                                                                        AUDITED
                                                                         (POUND)M               (POUND)M               (POUND)M
---------------------------------------------------------------------------------------------------------------------------------
FIXED ASSETS
Intangible assets                                                             152                  1,693                     157
Tangible assets                                                             3,263                  3,507                   3,398
Investment in joint ventures:
   Share of gross assets                                                       50                     28                     45
   Goodwill                                                                   234                    320                    241
   Share of gross liabilities                                               (146)                  (131)                  (146)
   Loans to joint ventures                                                    196                    216                    208
                                                                         ---------              ---------              ---------
                                                                              334                    433                    348

Investments in associated undertakings and
   participating interests                                                      6                    101                      8
Other investments                                                               -                      -                      -
                                                                         ---------              ---------              ---------
                                                                              340                    534                     356
---------------------------------------------------------------------------------------------------------------------------------
                                                                            3,755                  5,734                   3,911
---------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Stocks                                                                         39                     76                      28
Debtors                                                                       186                    248                     210
Secured cash deposits restricted for more than one year                        12                     12                      12
Cash at bank and in hand                                                      405                    341                     390
---------------------------------------------------------------------------------------------------------------------------------
                                                                              642                    677                     640
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
(includes convertible debt of(pound)891m,(pound)nil
and(pound)282m, Respectively)                                             (5,480)                  (669)                 (4,410)
---------------------------------------------------------------------------------------------------------------------------------
NET CURRENT (LIABILITIES)/ASSETS                                          (4,838)                      8                 (3,770)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS LESS CURRENT LIABILITIES                                     (1,083)                  5,742                     141
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE
YEAR (includes convertible debt of(pound)nil,(pound)897m
and(pound)608m, respectively)                                               (916)                (5,554)                 (1,932)
MINORITY INTERESTS                                                              1                      -                       1
---------------------------------------------------------------------------------------------------------------------------------
NET (LIABILITIES)/ASSETS                                                  (1,998)                    188                 (1,790)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
EQUITY SHAREHOLDERS' (DEFICIT)/FUNDS                                      (1,998)                    188                 (1,790)
---------------------------------------------------------------------------------------------------------------------------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE

------------------------------------------------------------------------------ --------------- --------------- ---------------
                                                                                      30 JUNE         30 JUNE          31 DEC
                                                                                         2003            2002            2002
                                                                                                                      AUDITED
                                                                                     (POUND)M        (POUND)M        (POUND)M
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH INFLOW FROM OPERATING ACTIVITIES (note 5)                                        223             181             391
------------------------------------------------------------------------------ --------------- --------------- ---------------
DIVIDENDS RECEIVED FROM ASSOCIATED UNDERTAKINGS                                             -               -               1
------------------------------------------------------------------------------ --------------- --------------- ---------------
RETURNS ON INVESTMENT AND SERVICING OF FINANCE
Interest received                                                                           6               1               7
Interest received from joint ventures                                                       5               4              12
Interest paid                                                                            (89)           (185)           (287)
Dividend paid to minority interests in subsidiary undertaking                               -             (1)             (1)
Interest element of finance lease payments                                               (10)             (9)            (18)
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE                    (88)           (190)           (287)
------------------------------------------------------------------------------ --------------- --------------- ---------------
CAPITAL EXPENDITURE
Purchase of tangible fixed assets                                                       (111)           (263)           (448)
Sale of tangible fixed assets                                                               1               -               1
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                                                (110)           (263)           (447)
------------------------------------------------------------------------------ --------------- --------------- ---------------
ACQUISITIONS AND DISPOSALS
Disposal of  subsidiary undertakings                                                        -              10              14
Disposal of associated undertakings                                                         6              15              59
Investments in associated undertakings and other participating interests                    -             (1)             (2)
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH INFLOW FROM ACQUISITIONS AND DISPOSALS                                             6              24              71
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH INFLOW/(OUTFLOW) BEFORE USE OF LIQUID RESOURCES AND FINANCING                     31           (248)           (271)
MANAGEMENT OF LIQUID RESOURCES
Net decrease/(increase) in term deposits                                                   22           (291)           (229)
------------------------------------------------------------------------------ --------------- --------------- ---------------
FINANCING
Net proceeds from borrowings under new credit facilities                                    -             480             640
Net proceeds from maturity of forward contracts                                             -             105              76
Repayments of loans made to joint ventures (net)                                           12               6               9
Repayment of SMG equity swap                                                                -               -            (33)
Repayment of other borrowings                                                               -             (3)             (2)
Capital element of vendor finance and finance lease payments                             (28)            (21)            (51)
------------------------------------------------------------------------------ --------------- --------------- ---------------
NET CASH (OUTFLOW)/INFLOW FROM FINANCING                                                 (16)             567             639
------------------------------------------------------------------------------ --------------- --------------- ---------------
INCREASE IN CASH IN THE PERIOD                                                             37              28             139
------------------------------------------------------------------------------ --------------- --------------- ---------------


TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE SIX MONTHS ENDED 30 JUNE

---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------
                                      CABLE   CONTENT      INTER-     TOTAL     CABLE   CONTENT      INTER-      TOTAL
                                                       DIVISIONAL   30 JUNE                      DIVISIONAL    30 JUNE
                                       2003      2003        2003      2003      2002      2002        2002       2002
                                   (POUND)M  (POUND)M    (POUND)M  (POUND)M  (POUND)M  (POUND)M    (POUND)M   (POUND)M
---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------
1  SEGMENTAL ANALYSIS
Group Turnover                          587        58         (5)       640       589        59         (7)        641
Operating expenses before(pound)7m
exceptional items in 2003,
depreciation and amortisation         (389)      (48)           5     (432)     (419)      (53)           7      (465)
---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------
EBITDA before exceptional items         198        10           -       208       170         6           -        176
Exceptional items                       (7)         -           -       (7)         -         -           -          -
---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------
EBITDA after exceptional items          191        10           -       201       170         6           -        176
Depreciation and amortisation         (245)       (5)           -     (250)     (298)       (4)           -      (302)
---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------
GROUP OPERATING LOSS                   (54)         5           -      (49)     (128)         2           -      (126)
---------------------------------- --------- --------- ----------- --------- --------- --------- ----------- ----------


                                                                                           30 JUNE        30 JUNE          31 DEC
                                                                                              2003           2002            2002
                                                                                                                          AUDITED
                                                                                          (POUND)M       (POUND)M        (POUND)M
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
2  TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                                                   62             65             128
Business and consumer telephony expenses                                                       100            113             218
Content Division cost of sales                                                                  35             31              70
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                                        197            209             416
Depreciation of tangible fixed assets (Includes exceptional write down(pound)87m
  in 31 Dec 2002)                                                                              238            242             577
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
                                                                                               435            451             993
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
ADMINISTRATION EXPENSES
Selling, general and administrative expenses (Includes exceptional items(pound)7m in
  30 June 2003 and(pound)22m in 31 Dec 2002)                                                   242            256             521

Amortisation of goodwill and intangible assets (Includes exceptional impairment
  charge(pound)1,486m in 31 Dec 2002)                                                           12             60           1,605

-------------------------------------------------------------------------------------- ------------ -------------- ---------------
                                                                                               254            316           2,126
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL OPERATING COSTS (Includes exceptional items(pound)7m in 2003 and
  (pound)1,595m in 31 Dec 2002)                                                                689            767           3,119
-------------------------------------------------------------------------------------- ------------ -------------- ---------------

3  INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                                             12              8              19
Exchange gains on foreign currency translation                                                  69            186             290
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                                                    81            194             309
-------------------------------------------------------------------------------------- ------------ -------------- ---------------

4  INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated undertakings and joint ventures                                  4              6               9
On bank loans                                                                                   71             61             135
Finance costs of Notes and Debentures                                                          162            169             325
Finance charges payable in respect of finance leases and hire purchase contracts                 8              9              17
Exchange losses on foreign currency translation                                                  -             93              74
Other (Includes exceptional items(pound)31m in 31 Dec 2002)                                      -              9              43
-------------------------------------------------------------------------------------- ------------ -------------- ---------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES (Includes exceptional items(pound)31m
  in 31 Dec 2002)                                                                              245            347             603
-------------------------------------------------------------------------------------- ------------ -------------- ---------------

TELEWEST COMMUNICATIONS PLC
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (CONTINUED) FOR THE SIX MONTHS ENDED 30 JUNE

-------------------------------------------------------------------------------- ------------ -------------- -------------
                                                                                     30 JUNE        30 JUNE        31 DEC
                                                                                        2003           2002          2002
                                                                                                                  AUDITED
                                                                                    (POUND)M       (POUND)M      (POUND)M
-------------------------------------------------------------------------------- ------------ -------------- -------------
5  RECONCILIATION OF OPERATING LOSS TO NET CASH INFLOW FROM OPERATING ACTIVITIES
Group operating loss                                                                    (49)          (126)       (1,852)
Depreciation of tangible fixed assets                                                    238            242           490
Exceptional impairment of tangible fixed assets                                            -              -            87
Amortisation of goodwill and intangible assets                                            12             60           119
Exceptional impairment of goodwill                                                         -              -         1,486
(Increase)/decrease in stocks and programming inventory                                 (11)           (10)             7
Decrease/(increase) in debtors                                                            16           (15)            24
Increase in creditors                                                                     17             30            30
-------------------------------------------------------------------------------- ------------ -------------- -------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                                                223            181           391
-------------------------------------------------------------------------------- ------------ -------------- -------------

6  NET DEBT
Net debt, other than short-term creditors and accruals
-------------------------------------------------------------------------------- ------------ -------------- -------------
Convertible Notes                                                                        891            897           890
Other Notes and Debentures                                                             2,517          2,657         2,529
Bank facility                                                                          2,000          1,807         2,000
Other loans                                                                                8             42             9
Vendor financing and obligations under finance leases and hire
      purchase contracts                                                                 203            246           231
-------------------------------------------------------------------------------- ------------ -------------- -------------
TOTAL DEBT                                                                             5,619          5,649         5,659
Less cash at bank and in hand                                                          (405)          (341)         (390)
-------------------------------------------------------------------------------- ------------ -------------- -------------
NET DEBT (before restricted cash deposits)                                             5,214          5,308         5,269
-------------------------------------------------------------------------------- ------------ -------------- -------------


7  EXCEPTIONAL ITEMS

During the six months ended 30 June 2003, the Group incurred (pound)7 million of exceptional legal and professional costs in respect of its balance sheet restructuring.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS FOR THE QUARTERS ENDED

---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
                                                                         30 JUNE       31 MAR       31 DEC      30 SEPT    30 JUNE
                                                                            2003         2003         2002         2002       2002
                                                                        (POUND)M     (POUND)M     (POUND)M     (POUND)M   (POUND)M
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
TURNOVER
Consumer Division:
Cable television                                                              79           79           81           82         88
Telephony                                                                    120          117          122          122        125
Internet and other (31 Dec 2002 before exceptional item of(pound)16m)         29           26           23           22         18
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
                                                                             228          222          226          226        231
Business Division                                                             68           69           68           68         67
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
TOTAL CABLE DIVISION                                                         296          291          294          294        298
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
Content Division
Programming, transactional and interactive                                    26           27           27           27         26
revenues
Share of joint ventures' turnover (UKTV)                                      17           17           16           15         16
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
TOTAL CONTENT DIVISION                                                        43           44           43           42         42
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
TOTAL TURNOVER (see 1 below)                                                 339          335          337          336        340
Less: share of joint ventures' turnover                                     (17)         (17)         (16)         (15)       (16)
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
GROUP TURNOVER                                                               322          318          321          321        324
TOTAL OPERATING COSTS before exceptional items                             (342)        (340)        (375)        (382)      (389)
EXCEPTIONAL ITEMS (see 2 below)                                              (4)          (3)      (1,611)            -          -
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
GROUP OPERATING LOSS (after exceptional items)                              (24)         (25)      (1,665)         (61)       (65)
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------

---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
Group Turnover (31 Dec 2002 before exceptional VAT adjustment)               322          318          321          321        324
Operating expenses (before exceptional items, depreciation and
amortisation)                                                              (214)        (218)        (223)        (227)      (234)
                                                                       ---------- ------------ ------------ ------------ ----------
EBITDA (before exceptional items)                                            108          100           98           94         90
Exceptional items                                                            (4)          (3)         (38)            -          -
                                                                       ---------- ------------ ------------ ------------ ----------
EBITDA (after exceptional items)                                             104           97           60           94         90
Depreciation and amortisation                                              (128)        (122)        (152)        (155)      (155)
Exceptional item - impairment of tangible assets                               -            -         (87)            -          -
Exceptional item - impairment of goodwill                                      -            -      (1,486)            -          -
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
Group operating loss (after exceptional items)                              (24)         (25)      (1,665)         (61)       (65)
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------

LOSS FOR THE FINANCIAL PERIOD (after exceptional items)                     (21)        (187)      (1,821)        (158)       (73)
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------

---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------
BASIC AND DILUTED LOSS PER ORDINARY SHARE (pence)                          (0.7)        (6.5)       (63.3)        (5.6)      (2.5)
---------------------------------------------------------------------- ---------- ------------ ------------ ------------ ----------



 1 - Total turnover in 31 Dec 2002 is stated before an exceptional item of (pound)16m.

 2 - Exceptional items: in 30 June 2003 (pound)4m and 31 Mar 2003 (pound)3m and in 31 Dec 2002 (pound)1,611m comprised of (pound)1,595m charged to operating costs and (pound)16m charged to turnover.

TELEWEST COMMUNICATIONS PLC
UK GAAP
SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED ACCOUNTS
FOR THE QUARTERS ENDED

------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                  30 JUNE       31 MAR       31 DEC      30 SEPT      30 JUNE
                                                                     2003         2003         2002         2002         2002
                                                                 (POUND)M     (POUND)M     (POUND)M     (POUND)M     (POUND)M
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS
COST OF SALES:
Consumer programming expenses                                          30           32           32           31           32
Business and consumer telephony expenses                               49           51           53           52           58
Content Division cost of sales                                         18           17           22           17           15
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
PRIME COST OF SALES (COST OF SALES BEFORE DEPRECIATION)                97          100          107          100          105
Depreciation of tangible fixed assets                                 122          116          123          125          125
Exceptional write down of tangible fixed assets                         -            -           87            -            -
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                      219          216          317          225          230
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
ADMINISTRATION EXPENSES:
Selling, general and administrative expenses                          117          118          116          127          129
Exceptional selling, general and administrative expenses                4            3           22            -            -
Amortisation of goodwill and intangible assets                          6            6           29           30           30
Exceptional impairment of goodwill                                      -            -        1,486            -            -
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
                                                                      127          127        1,653          157          159
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL OPERATING COSTS                                                 346          343        1,970          382          389
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

INTEREST RECEIVABLE AND SIMILAR INCOME
Interest receivable                                                     6            6            6            5            5
Exchange gains on foreign currency translation                        117            -           46           58          104
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST RECEIVABLE AND SIMILAR INCOME                          123            6           52           63          109
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

INTEREST PAYABLE AND SIMILAR CHARGES
Share of interest of associated                                         3            1            2            1            2
  undertakings and joint ventures
On bank loans                                                          35           36           38           36           32
Finance costs of Notes and Debentures                                  81           81           72           84           85
Finance charges payable in respect of                                   4            4            4            4            6
  finance leases and hire purchase contracts
Exchange losses on foreign currency translation                         -           48         (13)          (6)           22

Other (31 Dec 2002 includes exceptional items(pound)31m)              (1)            1           32            2            6
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL INTEREST PAYABLE AND SIMILAR CHARGES                            122          171          135          121          153
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

NET DEBT
Net debt, other than short-term creditors and accruals
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
Convertible Notes                                                     891          901          890          893          897
Other Notes and Debentures                                          2,517        2,591        2,529        2,560        2,657
Bank facility                                                       2,000        2,000        2,000        1,969        1,807
Other loans                                                             8            8            9           35           42
Vendor financing and obligations under finance                        203          207          231          221          246
  leases and hire purchase contracts
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
TOTAL DEBT                                                          5,619        5,707        5,659        5,678        5,649
Less cash at bank and in hand                                       (405)        (390)        (390)        (351)        (341)
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------
NET DEBT                                                            5,214        5,317        5,269        5,327        5,308
------------------------------------------------------------- ------------ ------------ ------------ ------------ ------------

TELEWEST COMMUNICATIONS PLC
--------------------------------------------------------------------------------


INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO TELEWEST COMMUNICATIONS PLC

Introduction

We have been instructed by the Company to review the financial information set out on pages 9 to 15 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Going concern

In arriving at our review conclusion, we have considered the adequacy of the disclosures made in the financial information on pages 9 to 15 concerning the uncertainty as to the ability of the Group to continue to meet its debts as they fall due, which is dependent upon the successful conclusion of the financial restructuring currently underway. In view of the significance of this uncertainty, we consider that it should be brought to your attention, but our review conclusion is not modified in this respect.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.




KPMG Audit Plc

Chartered Accountants
London, England

31 July 2003

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED 30 JUNE

--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
                                               3 MONTHS     3 MONTHS        3 MONTHS       6 MONTHS       6 MONTHS        6 MONTHS
                                                  ENDED        ENDED           ENDED          ENDED          ENDED           ENDED
                                                30 JUNE      30 JUNE         30 JUNE        30 JUNE        30 JUNE         30 JUNE
                                                   2003         2003            2002           2003           2003            2002
                                                     $M     (POUND)M        (POUND)M             $M       (POUND)M        (POUND)M
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
REVENUE
Cable television                                    131           79              88            261            158             173
Consumer telephony                                  198          120             125            392            237             251
Internet and other                                   48           29              18             91             55              34
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
TOTAL CONSUMER DIVISION                             377          228             231            744            450             458
Business Services Division                          114           69              77            230            139             143
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
TOTAL CABLE DIVISION                                491          297             308            974            589             601
Content Division                                     43           26              26             87             53              52
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
TOTAL REVENUE                                       534          323             334          1,061            642             653
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
OPERATING COSTS AND EXPENSES
Consumer programming expenses                      (49)         (30)            (32)          (102)           (62)            (65)
Business and consumer telephony expenses           (81)         (49)            (58)          (165)          (100)           (113)
Content expenses                                   (30)         (18)            (15)           (58)           (35)            (31)
Depreciation                                      (169)        (102)           (129)          (327)          (198)           (246)
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
Cost of sales                                     (329)        (199)           (234)          (652)          (395)           (455)
Selling, general and administrative expenses      (200)        (121)           (129)          (400)          (242)           (258)
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
                                                  (529)        (320)           (363)        (1,052)          (637)           (713)
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
OPERATING PROFIT/(LOSS)                               5            3            (29)              9              5            (60)
OTHER INCOME/(EXPENSE)
Interest income                                      10            6               7             20             12               7
Interest expense                                  (197)        (119)           (131)          (403)          (244)           (252)
Foreign exchange gains, net                         193          117              63            114             69              84
Share of net (losses)/profits of affiliates           -            -             (5)              3              2             (1)
Other, net                                            -            -              34            (2)            (1)              34
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
PROFIT/(LOSS) BEFORE INCOME TAXES                    11            7            (61)          (259)          (157)           (188)
Income tax benefit                                    2            1               2              3              2               4
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
NET PROFIT/(LOSS)                                    13            8            (59)          (256)          (155)           (184)
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
Basic and diluted profit/(loss) per
  ordinary share                                  $0.00  (pound)0.00   (pound)(0.02)        $(0.09)  (pound)(0.05)   (pound)(0.06)

--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------

Operating profit/(loss)                               5            3            (29)              9              5            (60)
Add: depreciation                                   169          102             129            327            198             246
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
EBITDA (AFTER NON-CASH SHARE-BASED
  COMPENSATION CREDIT)                              174          105             100            336            203             186
Less: non-cash share-based compensation
  credit                                              -            -             (1)              -              -             (1)
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------
EBITDA (BEFORE NON-CASH SHARE-BASED
  COMPENSATION CREDIT)                              174          105              99            336            203             185
--------------------------------------------- ---------- ------------ --------------- -------------- -------------- ---------------


The consolidated financial information as set out on pages 17 to 19, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards. The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.6529 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on 30 June 2003. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE

--------------------------------------------------------------- ---------------- -------------- ------------
                                                                        30 JUNE        30 JUNE       31 DEC
                                                                           2003           2003         2002
                                                                             $M       (POUND)M     (POUND)M
--------------------------------------------------------------- ---------------- -------------- ------------
ASSETS
Cash and cash equivalents                                                   669            405          390
Secured cash deposits restricted for more than one year                      20             12           12
Receivables and prepaid expenses                                            314            190          215
--------------------------------------------------------------- ---------------- -------------- ------------
Total current assets                                                      1,003            607          617
Investments                                                                 603            365          376
Property and equipment                                                    4,137          2,503        2,598
Goodwill and other intangibles                                              739            447          447
Inventory                                                                    65             39           28
Other assets                                                                 56             34           40
--------------------------------------------------------------- ---------------- -------------- ------------
TOTAL ASSETS                                                              6,603          3,995        4,106
--------------------------------------------------------------- ---------------- -------------- ------------

LIABILITIES
Debt                                                                      8,962          5,422        5,450
Other liabilities                                                         1,813          1,097        1,030
--------------------------------------------------------------- ---------------- -------------- ------------
TOTAL LIABILITIES                                                        10,775          6,519        6,480

MINORITY INTERESTS                                                          (2)            (1)          (1)

SHAREHOLDERS' DEFICIT                                                   (4,170)        (2,523)      (2,373)

--------------------------------------------------------------- ---------------- -------------- ------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                               6,603          3,995        4,106
--------------------------------------------------------------- ---------------- -------------- ------------


TELEWEST COMMUNICATIONS PLC
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED 30 JUNE

-------------------------------------------------------------------------------- --------------- -------------- --------------
                                                                                        30 JUNE        30 JUNE        30 JUNE
                                                                                           2003           2003           2002
                                                                                             $M       (POUND)M       (POUND)M
-------------------------------------------------------------------------------- --------------- -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                                                  (256)          (155)          (184)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation                                                                                327            198            246
Amortisation of deferred financing costs and issue discount on Senior Discount
  Debentures                                                                                 91             55             55
Deferred tax credit                                                                         (3)            (2)            (4)
Unrealised gains on foreign currency translation                                          (114)           (69)           (84)
Non-cash share-based compensation credit                                                      -              -            (1)
Share of net (profits)/losses of affiliates                                                 (3)            (2)              1
Loss on disposal of assets                                                                    2              1              -

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:
Change in receivables                                                                        53             32            (5)
Change in prepaid expenses                                                                 (23)           (14)             18
Change in other assets                                                                     (20)           (12)              7
Change in accounts payable                                                                   26             16           (39)
Change in other liabilities                                                                 145             88           (23)
-------------------------------------------------------------------------------- --------------- -------------- --------------
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES                                         225            136           (13)

NET CASH USED IN INVESTING ACTIVITIES                                                     (152)           (92)          (229)

NET CASH (USED IN)/PROVIDED BY FINANCING ACTIVITIES                                        (48)           (29)            569

-------------------------------------------------------------------------------- --------------- -------------- --------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                                                    25             15            327

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                            644            390             14

-------------------------------------------------------------------------------- --------------- -------------- --------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                  669            405            341
-------------------------------------------------------------------------------- --------------- -------------- --------------
